                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the fiscal year ended December 31, 1993

                                       OR


   / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ___________ to ___________


      Commission file number:  0-5108
                               -------

           A.   Full title of the plan:

                  WENDOVER FUND, INC. EMPLOYEES' SAVINGS PLUS
                            AND PROFIT SHARING PLAN


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        STATE STREET BOSTON CORPORATION
                              225 Franklin Street
                                Boston, MA 02110

      A. Financial Statements: Audited financial statements of Wendover Funding, Inc. Employees' Savings Plus and Profit Sharing Plan.

           1.   Report of Independent Auditors

           2. Statements of Net Assets Available for Plan Benefits and Fund Information.

           3. Statements of Changes in Net Assets Available for Plan Benefits with Fund Information.

           4.   Notes to Financial Statements.

           5.   Supplementary Information:

                Schedule I -   Assets Held for Investment

                Schedule II -  Transactions or Series of Transactions in Excess
                               of 5% of the Current Value of Plan Assets

      B.   Exhibits:

                  1.   Exhibit 23:  Consent of Ernst & Young.
                       ----------

                                                Financial Statements
                                             and Supplemental Schedules

                                               WENDOVER FUNDING, INC.
                                              EMPLOYEES' SAVINGS PLUS
                                              AND PROFIT SHARING PLAN

                                       Years ended December 31, 1993 and 1992
                                        with Report of Independent Auditors

                             Wendover Funding, Inc.
                Employees' Savings Plus and Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1993 and 1992




                                    Contents

     Report of Independent Auditors...................................  1

     Financial Statements

     Statements of Net Assets Available for Plan Benefits with Fund
     Information......................................................  3
     Statements of Changes in Net Assets Available for Plan Benefits
     with Fund Information............................................  5
     Notes to Financial Statements....................................  6


     Supplemental Schedules

     Assets Held for Investment......................................  10
     Transactions or Series of Transactions in Excess of 5% of the
      Current Value of Plan Assets...................................  11

[LOGO]

                         Report of Independent Auditors


     Board of Directors
     Wendover Funding, Inc.

     We have audited the accompanying statements of net assets available for plan benefits of the Wendover Funding, Inc. Employees' Savings Plus and Profit Sharing Plan (Plan) as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended.
     These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment at December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

     We have complied the accompanying statement of net assets available for plan benefits as of December 31, 1992, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the statement of net assets available for plan benefits as of December 31, 1992 and, accordingly, do not express an opinion or any other form of assurance on it.



                                             ERNST & YOUNG


      July 19, 1994

                                     Wendover Funding, Inc.
                        Employees' Savings Plus and Profit Sharing Plan

           Statements of Net Assets Available for Plan Benefits with Fund Information



                                                DECEMBER 31, 1993
                                                 FUND INFORMATION
                                     ---------------------------------------
                                      MONEY                          PROFIT-
                                     MARKET    INCOME     EQUITY     SHARING
                                      FUND      FUND       FUND       FUND        TOTAL
                                     ------    ------     ------     ------      -------
     Assets
     Cash and cash equivalents      $169,609  $  9,597   $ 21,989  $  31,139    $ 232,334

     Investments at fair value:
      Mutual funds                             245,037    348,584                 593,621
      Common trust fund                                              273,202      273,202

     Receivables:
      Participants' contributions      5,106     8,274      9,675                  23,055
      Employer contributions           2,414     3,565      4,284                  10,263
      Accrued income                     437       721         20         83        1,261
      Due from other accounts                      911                                911
                                    --------  --------   --------  ---------   ----------
     Total assets                    177,566   268,105    384,552    304,424    1,134,647

     Liabilities
     Due to other accounts               827                   84                     911
                                    --------  --------   --------  ---------   ----------
     Total liabilities                   827         -         84          -          911
                                    --------  --------   --------  ---------   ----------

     Net assets available for
      plan benefits                 $176,739  $268,105   $384,468  $ 304,424   $1,133,736
                                    ========  ========   ========  =========   ==========



     See accompanying notes to financial statements.

                                     Wendover Funding, Inc.
                        Employees' Savings Plus and Profit Sharing Plan

                 Statements of Net Assets Available for Plan Benefits with Fund
                                     Information (Unaudited)



                                            (UNAUDITED)
                                            DECEMBER 31, 1992
                                              FUND INFORMATION
                                    ---------------------------------------
                                    MONEY                           PROFIT-
                                    MARKET     INCOME     EQUITY    SHARING
                                     FUND       FUND       FUND      FUND        TOTAL
                                    ------     ------     ------    -------      -----
     Assets
     Cash and cash equivalents      $29,525    $ 12,696   $ 7,550  $ 90,826     $140,597

     Investments at fair value:
      Mutual funds                        -      99,098   121,994         -      221,092

     Receivables:
      Participants' contributions     2,896       5,191     5,096         -       13,183
      Employer contributions          1,322       2,198     2,195   200,000      205,715
      Accrued income                     79         366        45       245          735
                                    -------    --------  --------  --------     --------
                                     33,822     119,549   136,880   291,071      581,322
                                    -------    --------  --------  --------     --------
     Total assets

     Liabilities                          -           -         -         -            -
                                    -------    --------  --------  --------     --------


     Net assets available for
        plan benefits               $33,822    $119,549  $136,880  $291,071     $581,322
                                    =======    ========  ========  ========     ========



     See accompanying notes to financial statements.

                                         Wendover Funding, Inc.
                            Employees' Savings Plus and Profit Sharing Plan

                    Statement of Changes In Net Assets Available for Plan Benefits
                                         with Fund Information



                                       YEAR ENDED DECEMBER 31, 1993
                                            FUND INFORMATION
                                       ----------------------------------------
                                        MONEY                           PROFIT-
                                       MARKET      INCOME    EQUITY     SHARING
                                        FUND        FUND      FUND       FUND        TOTAL
                                       ------      ------    ------     -------      -----
     Additions
     Contributions:
     Participants                     $ 55,182   $ 95,649   $101,408  $      -   $  252,239
     Participant rollover               64,891     10,511     66,038         -      141,440
      Employer                          25,908     40,217     44,153         -      110,278
                                      --------   --------   --------  --------   ----------
                                       145,981    146,377    211,599         -      503,957

     Investment income                   2,704      6,492     28,310     2,996       40,502
     Net realized and unrealized
      appreciation in fair value
       of investments                        _        705     12,857    10,357       23,919
                                      --------   --------   --------  --------   ----------
     Total additions                   148,685    153,574    252,766    13,353      568,378

     Deductions
     Benefit payments                    5,250      8,472      2,242         -       15,964
                                      --------   --------   --------  --------   ----------
     Total deductions                    5,250      8,472      2,242         -       15,964

     Net increase prior
      to interfund transfers           143,435    145,102    250,524    13,353      552,414
     Interfund transfers, net             (518)     3,454     (2,936)        -            -
                                      --------   --------   --------  --------   ----------

     Net additions (deductions)        142,917    148,556    247,588    13,353      552,414

     Net assets available
      for plan benefits
      at beginning of year              33,822    119,549    136,880   291,071      581,322
                                      --------   --------   --------  --------   ----------

     Net assets available
      for plan benefits
      at end of year                  $176,739   $268,105   $384,468  $304,424   $1,133,736
                                      ========   ========   ========  ========   ==========




     See accompanying notes to financial statements.

                             Wendover Funding, Inc.
                Employees' Savings Plus and Profit Sharing Plan

                         Notes to Financial Statements



                               December 31, 1993


     NOTE 1.  DESCRIPTION OF PLAN

     The following description of the Wendover Funding, Inc. Employees' Savings Plus and Profit-Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for more complete information.

     GENERAL: The Plan is a defined contribution plan covering all full-time employees of Wendover Funding, Inc. (the Company), who have at least six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS: Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan provides for employer matching of participant contributions. The employer matching contribution equals 50% on the first 6% of a participant's voluntary contribution. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

     The Plan also provides that the Company may, at its discretion, contribute an amount, based on its profits, to the Plan.

     PARTICIPANT ACCOUNTS:   Each participant's account is credited with the
     participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service at a rate of 20% per year such that a participant is 100% vested after 5 years of credited service.

     INVESTMENT OPTIONS: Upon enrollment in the Plan, a participant may direct employer and employee contributions in 25% increments in any of three investment options:

             Income Fund - Funds are invested in shares of a registered investment company that invests primarily in U.S. Government securities. (Federated Short-Intermediate Government Trust)

             Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks and similar equities. (Fidelity Magellan Fund)

                             Wendover Funding, Inc.
                Employees' Savings Plus and Profit Sharing Plan

                   Notes to Financial Statements (continued)



      NOTE 1.  DESCRIPTION OF PLAN (CONTINUED)

            Money Market Fund - Funds are invested in shares of a registered investment company that invests primarily in certificates of deposit and other bank products that generally mature in less than on year. (Managed by Southern National Bank, the Plan's trustee.)

      Participants may change their investment options twice a year.

      PAYMENT OF BENEFITS:   On termination of service due to death, disability
      or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable time period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING:   The accounting records of the Plan are maintained
      on the accrual basis.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION:   The Plan's investments
      in mutual funds are valued at the closing price for mutual funds which represents the net asset value set by the mutual funds on the last business day of the Plan year. Security transactions are accounted for on the trade-date basis. Dividends are recorded on the dividend-payable date.

      ADMINISTRATIVE EXPENSES:   Administrative expenses incurred in the
      operation of the Plan are paid by the Company.

      PAYMENT OF BENEFITS:   Benefits are recorded when paid.

      NOTE 3.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                             Wendover Funding, Inc.
                Employees' Savings Plus and Profit Sharing Plan

                   Notes to Financial Statements (continued)


     NOTE 4.  INVESTMENTS

     The Plan's investments are held by a bank administered trust fund. At December 31, 1993, the fair value of individual investments in excess of 5% of net assets available for benefits are:

          Cash and cash equivalents:
           Southern National Bank Money
             Market Employee Benefit Account            $ 232,584
          Mutual funds:
           Fidelity Magellan Fund                         348,584
           Federated Short-Intermediate
             Government Trust                             245,037
          Common trust funds:
           Employee Benefit Trust Bond Fund               219,910

     NOTE 5.  INCOME TAX STATUS

     The Plan obtained its latest determination letter on October 22, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     NOTE 6.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     The following is a reconciliation of net assets available for benefits at December 31, 1993 per the financial statements to the Form 5500:

          Net assets available for benefits
           per the financial statements               $1,133,736
          Amounts allocated to withdrawn
           participants                                  (32,881)
          Accrual of investment income                    (1,261)
                                                      ----------
          Net assets available for benefits
           per the Form 5500                          $1,099,594
                                                      ==========

                               Wendover Funding, Inc.
                  Employees' Savings Plus and Profit Sharing Plan

                    Notes to Financial Statements (continued)



     NOTE 6.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended
     December 31, 1993 to the Form 5500:

          Benefits paid to participants
           per the financial statements              $ 15,964
          Amounts allocated to withdrawn
           participants at December 31, 1993           32,881
                                                     --------
                                                     $ 48,845
                                                     ========

     NOTE 7.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Effective July 1, 1994, the Plan will offer an additional investment option. Plan participants may elect to direct contributions in 25% increments into the State Street Boston
     Corporation Stock Fund. This fund is principally invested in the common stock of State Street Boston Corporation, which is the parent company of Wendover Funding, Inc.

     Southern National Bank, the Plan's trustee, serves as the depository for Plan assets invested in the Money Market Fund.

                             SUPPLEMENTAL SCHEDULES

                             Wendover Funding, Inc.
                Employees' Savings Plus and Profit Sharing Plan

                                   Schedule I

                           Assets Held for Investment

                               December 31, 1993


                                         UNITS OR                     CURRENT
DESCRIPTION                              PAR VALUE        COST         VALUE
- - -----------                              ---------     ---------     ----------
CASH AND CASH EQUIVALENTS

  Southern National Bank Money Market
    Employee Benefit Account               232,334   $  232,334       $ 232,334

MUTUAL FUNDS

  Fidelity Magellan Fund                     4,920      343,232         348,584
  Federated Short-Intermediate
    Government Trust Fund                   23,293      243,841         245,037
                                                     ----------      ----------
                                                        587,073         593,621

COMMON TRUST FUNDS

  Employee Benefit Trust Bond Fund           8,283      212,900         219,910
  Equity Fund for Employee Benefit
    Trusts                                   1,656       49,945          53,292
                                                     ----------      ----------
                                                        262,845         273,202

      Total investments                              $1,082,252      $1,099,157
                                                     ==========      ==========

                                                      Wendover Funding, Inc.
                                         Employees' Savings Plus and Profit Sharing Plan

                                                           Schedule II

                                               Schedule of Reportable Transactions



     IDENTITY OF                                               NUMBER
        PARTY                                                    OF          PURCHASE     SELLING      COST OF      NET GAIN
      INVOLVED                 DESCRIPTION OF ASSET         TRANSACTIONS      PRICE        PRICE        ASSET       OR (LOSS)
- - ----------------------       ------------------------       ------------     --------     -------      -------      --------
Southern National Bank       Southern National Bank             157           $1,039,107   $       -     $1,039,107  $      -
                               Money Market                     108                    -     940,371        940,371         -

Southern National Bank       Federated Short-Intermediate        14              155,834           -        155,834         -
                               Government Trust                   2                    -      10,492         10,600       108

Southern National Bank       Fidelity Magellan Fund              14              213,933           -        213,933         -
                                                                  1                    -         200            200         -

Southern National Bank       Employee Benefit Trust               6              212,900           -        212,900         -
                               Bond Fund

Southern National Bank       Equity Fund for Employee             4               49,945           -         49,445         -
                               Benefit Trust

                                   SIGNATURES


          Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Administrative Committee of the Wendover Funding, Inc. Employees' Savings Plus and Profit Sharing Plan have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                    WENDOVER FUNDING, INC.
                                    EMPLOYEES' SAVINGS PLUS AND PROFIT
                                    SHARING PLAN


Date:     September 21, 1994        By: /s/ Jeffrey S. Taylor
                                        -------------------------------
                                          Jeffrey S. Taylor,
                                          Member of Plan
                                          Administrative Committee


                                    By: /s/ Kenneth L. Austin
                                        -------------------------------
                                          Kenneth L. Austin,
                                          Member of Plan
                                          Administrative Committee